Exhibit 99.1

New Gold Second Quarter Delivers Increased Production at Lower Costs

  Second Half of 2013 Remains on Track to Provide Strong Finish to the Year

(All figures are in US dollars unless otherwise indicated)

July 31, 2013 – New Gold Inc. (“New Gold”) (TSX and NYSE MKT:NGD) today announces financial and operational results for the second quarter of 2013.

Second Quarter 2013 Highlights

•	Gold production increased by 8% to 102,435 ounces from 95,158 ounces in the second quarter of 2012 and 94,695 ounces in the first quarter of 2013
•	New Afton increased gold production by 46% and copper production by 58% when compared to the first quarter of 2013
	o	Monthly production steadily grew culminating in June production of 7,860 ounces of gold and 7.0 million pounds of copper
•	All-in sustaining costs(1) of $931 per ounce
	o	Total cash costs(2) of $430 per ounce compared to $472 per ounce in the prior year period
•	Cash and cash equivalents of $563 million at June 30, 2013
•	Announced friendly take-over of Rainy River Resources Ltd. (“Rainy River”) on a 50% cash – 50% equity basis, with a net acquisition cost of approximately $310 million
	o	On July 24, 2013, acquired 86% of the outstanding Rainy River shares and extended our offer to August 8, 2013
•	New Gold reiterates its 2013 guidance with gold production of 440,000 to 480,000 ounces at all-in sustaining costs(1) of $875 per ounce

“The second quarter delivered on planned increases in gold production at lower costs. In the second half of the year, we expect a 30 percent increase in gold production relative to the first half of 2013 at lower costs, which should result in increased earnings and cash flow,” stated Randall Oliphant, Executive Chairman. “Beyond this near-term momentum, we continue to feel well positioned for the future with our strong cash balance and robust organic project pipeline.”

During the second quarter, the company produced 102,435 ounces of gold at all-in sustaining costs(1) of $931 per ounce and total cash costs(2) of $430 per ounce. The company generated revenue of $184 million, earnings from mine operations of $34 million and net earnings of $15 million, or $0.03 per share. Adjusted net cash generated from continuing operations(3) was $43 million, which was adjusted for a one-time charge of $66 million related to the unwinding of the company’s legacy gold hedge position. Including the non-recurring cost to settle the hedge, net cash used by continuing operations was $23 million.

Operations Overview

Gold Production

Consolidated gold production was higher than the prior year for both the three and six month periods ended June 30, 2013 as a result of New Afton’s significant production contribution during the 2013 periods. The benefit of New Afton’s production as well as increased production at the Peak Mines was partially offset by lower production at Cerro San Pedro and Mesquite, due to continued mining of lower grade ore in accordance with their mine plans. Looking forward, all of New Gold’s four operations are anticipated to increase production in the second half of 2013.

New Afton – As New Afton successfully achieved commercial production, ahead of schedule, in July of 2012, there are no production comparisons to the prior year periods. Comparing New Afton’s 2013 first and second quarter gold production, however, demonstrates the marked operational improvement resulting from completion of the underground infrastructure. Average daily tonnes of ore mined and milled increased by 19% to over 11,000 tonnes per day, average gold grades increased 16%, reconciling favourably to the company’s plans, and average gold recoveries increased by 4% to 87%. Collectively, this resulted in a 46% increase in quarter-over-quarter gold production at New Afton. New Afton steadily produced more gold and copper in each month of the second quarter, culminating in in the mine’s strongest production month of the first half of the year in June. New Afton’s strong performance has continued into July with further increases in average daily throughput and recoveries.

Cerro San Pedro – Production at Cerro San Pedro increased by 14% when compared to the first quarter of 2013, however, production in both the three and six month periods ended June 30, 2013 was below that of the prior year periods as a result of a combination of planned mining of lower grade ore and lower average recoveries, due to the processing of additional sulphide material, early in 2013. This was partially offset by increased ore tonnes being placed on the leach pads. During the second quarter, the average grade placed was more comparable to the prior year quarter and approximately 10% above reserve grade, which should positively impact production for the balance of the year.

Mesquite – Mesquite’s production in both the three and six month periods ended June 30, 2013 was below that of the prior year periods due to mining of ore below both reserve grade and grades mined in the first half of 2012. Two additional haul trucks have been added to the fleet resulting in increased total ore tonnes moved when compared to the first six months of the prior year. This is expected to allow Mesquite to access higher grade ore in the second half of the year which should result in increased production.

Peak Mines – Gold production at the Peak Mines increased by 12% and 23% when compared to the three and six month periods ended June 30, 2013 of the prior year. The increase in production was attributable to a combination of increased ore tonnes processed and higher recoveries, while gold grades remained consistent.

Silver Production

Silver production in both the three and six month periods ended June 30, 2013 was in line with the company’s plans, however, below that of the same periods of the prior year. Silver production during the 2012 periods benefitted from a period of particularly high silver grade ore being placed on the leach pads at Cerro San Pedro.

Copper Production

Copper production increased by over 400% when compared to the second quarter of 2012, driven by New Afton’s contribution. New Afton’s copper production exhibited similar quarter-over-quarter improvements to those highlighted above with regard to its gold production. When compared to the first quarter of 2013, in addition to the increase in mill throughput, New Afton realized a 21% increase in average copper grade, to a level consistent with reserve grade, as well as a 7% increase in recoveries to 88%. In total, this led to a 58% increase in copper production from the first to second quarter of 2013. At the Peak Mines, copper production was consistent with the prior year periods as increased tonnes processed and recoveries largely offset the planned mining of lower copper grades.

Total Cash Costs(2) and All-in Sustaining Costs(1)

On a consolidated basis, the company’s total cash costs(2) decreased by $42 per ounce when compared to the second quarter of 2012. This decrease was attributable to the contribution of the low cost New Afton Mine, which was partially offset by higher costs at New Gold’s remaining operations primarily due to a combination of lower by-product revenues and planned mining of lower grade ore.

New Afton – Total cash costs(2) decreased when compared to the first quarter of 2013 as a result of the mine’s strong operating performance and despite a lower realized copper price. New Afton is well positioned to continue to be a high margin operation through the balance of 2013 and in the years ahead.

Cerro San Pedro – The change in cash costs when comparing both the three and six month periods ended June 30, 2013 to the prior year, was primarily due to the lower silver by-product revenue and the fixed nature of the operation’s costs being attributed to a lower gold production base.

Mesquite – Total cash costs(2) at Mesquite were higher than the prior year periods due to mining of lower grade ore, resulting in a lower production base. The impact of the lower production was partially offset by a decrease in the mine’s gross operating costs.

Peak Mines – The increase in total cash costs(2) at the Peak Mines during the quarter was primarily attributable to a decrease in copper by-product revenue driven by the lower average realized copper price. The impact of the lower by-product revenue was partially offset by a combination of the depreciating Australian dollar and a higher production base. The company anticipates cash costs should come down in future periods through a combination of the depreciation of the Australian dollar that has taken place since the end of the second quarter and a continued focus on maximizing operational efficiencies.

Consistent with the World Gold Council’s all-in sustaining costs(1) guidance announced on June 27, 2013, New Gold will report this new cost metric going forward. This new non-GAAP measure is intended to provide further transparency into costs associated with producing gold. The company will also continue to show its total cash costs(2) for a period of time for purposes of comparability to the company’s 2013 guidance as well as its performance in prior year periods.

New Gold’s second quarter all-in sustaining costs(1) were $931 per ounce, which New Gold believes positions it well below the estimated industry average. This compares to $1,094 per ounce in the first quarter of 2013 and $798 per ounce in the second quarter of the prior year. The company’s 2013 second quarter costs benefitted from the contribution of the low cost New Afton Mine, however, costs at the company’s other three operations were negatively impacted by a combination of lower by-product revenues, planned mining of lower grade ore and certain non-recurring sustaining capital items. These impacts were partially offset by the depreciation of the Canadian and Australian dollars.

On a consolidated basis, New Gold’s all-in sustaining costs(1) are expected to decline throughout the remainder of 2013.

“We are pleased to have delivered on our plans of a progressively stronger operational quarter,” stated Robert Gallagher, President and Chief Executive Officer. “With New Afton performing well, and both Cerro San Pedro and Mesquite scheduled to move into higher grade areas, we look forward to a strong finish to the year.”

Financial Results Overview

Revenue increased by 4% when compared to the second quarter of 2012, despite a 14% decrease in the average realized gold price, a 6% decrease in the average realized copper price and a 23% decrease in silver. The company’s ability to generate higher revenue was driven by its fourth operating mine, New Afton, contributing to higher gold and copper sales volumes, whereas the mine had not yet achieved commercial production during the prior year periods.

Earnings from mine operations in both the three and six month periods ended June 30, 2013 were impacted by a combination of lower average realized commodity prices and the continued mining of lower grade ore at Cerro San Pedro and Mesquite.

Net earnings in the second quarter of 2013 were $15 million, or $0.03 per share. Net earnings included a non-cash $21 million pre-tax gain on the mark-to-market of the company’s share purchase warrants and a $13 million pre-tax loss on foreign exchange. Adjusted net earnings(4) were $4 million, or $0.01 per share, in the second quarter of 2013. New Gold produces a gold and copper concentrate at both New Afton and the Peak Mines, the pricing of which typically settles in the quarter after it is shipped. The company records revenue for any unsettled concentrate shipments at the end of each quarter based on the prevailing commodity prices at that time. The decrease in both gold and copper prices from March 31, 2013 through to the settlement in the second quarter impacted net earnings. At the same time, the revenue booked for unsettled second quarter concentrate sales was priced at $1,234 per ounce gold and $3.06 per pound copper, both below the quarterly averages. Together, these items impacted net earnings by $0.03 per share.

Adjusting for the one-time $66 million charge related to the settlement of the company’s legacy gold hedge position resulted in adjusted net cash generated from operations(3) for the quarter of $43 million and for the six months ended June 30, 2013 of $102 million. As the obligation for hedge delivery was 5,500 ounces per month at a gold price of $801 per ounce, cash flow in future quarters is expected to benefit from the elimination of the hedge.

As part of this quarterly review, New Gold assessed the carrying value of its operating mines and development projects, concluding that the market value exceeded the book value in all cases.

Project Updates

Subsequent to the end of the quarter, on July 24th, New Gold acquired 86.2% of the outstanding Rainy River shares. As the company has now taken control of Rainy River and its Rainy River gold project, New Gold intends to advance its detailed review of the project’s feasibility study, including the potential identification of opportunities to further enhance certain project parameters. New Gold plans to progress both Rainy River and Blackwater through completion of their respective technical and economic studies and the advancement of permitting with the objective of keeping the projects on previously announced timelines during this period. The projects are both at a stage where relatively limited capital is required to move them forward jointly through this portion of their development. It is anticipated that a project sequencing and related capital allocation decision would be made in the second half of 2014. The decision will be based on a combination of project economics, prevailing commodity prices, permitting status, other potential opportunities available to New Gold as well as general market conditions.

Rainy River

The Rainy River project is an advanced-stage gold project situated in the Richardson Township, approximately sixty-five kilometres northwest of Fort Frances in Northwestern Ontario. The property has excellent infrastructure, with year-round road access and powerlines in close proximity.

On April 10, 2013, Rainy River announced the results of a feasibility study (the “Rainy River Feasibility Study”) for the project, with 4.0 million ounces in Proven and Probable gold reserves and 6.2 million ounces in Measured and Indicated gold resources, inclusive of reserves, the details of which are shown below.

Note: See section entitled Technical Information at the conclusion of this news release for additional details regarding the Rainy River Mineral Reserve and Mineral Resource estimate, including key assumptions, parameters and methods used for the estimate.

The Rainy River Feasibility Study contemplates a 21,000 tonne per day processing rate from a combination of open pit, underground and stockpiled ore. The project has the potential to produce over 225,000 ounces of gold annually, at below industry average costs, for an initial mine life of 16 years. The Rainy River Feasibility Study also highlights the potential to process higher grade ounces in the project’s early years, while stockpiling lower grades for processing towards the end of the mine life. New Gold’s review and update of the Rainy River Feasibility Study will build upon these already strong project characteristics.

The company looks forward to providing updates on its progress with the project and related exploration results through the balance of 2013 and into 2014.

Blackwater

The Blackwater project further progressed during the quarter with a focus on advancing the feasibility study (the “Blackwater Feasibility Study”) and underlying studies as well as furthering the permitting process and initiating the regional exploration program.

•	Completed all metallurgical test work and flowsheet design
•	Completed power supply connection study and transmission line routing in conjunction with BC Hydro
•	Received Section 11 order confirming scope for provincial environmental assessment
•	Commenced exploration drilling program to test potential of expanding current Capoose resource – one core drill active
•	Initiated property-wide reconnaissance and drill targeting campaigns with all crews mobilized at quarter end
	o	Broader Capoose area and Van Tine target – two reverse circulation drills active
	o	Broader Capoose area and Fawnie target – geochemical and geophysical surveying ongoing

The Blackwater Feasibility Study, which remains on target for completion in late 2013, will build upon the Preliminary Economic Assessment which was completed in September of 2012.

The company plans to provide updates on the results of its 2013 regional exploration program during the second half of the year.

El Morro

New Gold’s share of the El Morro project provides the company with a 30% fully-carried interest in an advanced stage, world-class gold-copper project in north-central Chile. Under the terms of New Gold's agreement with Goldcorp Inc. ("Goldcorp"), Goldcorp is responsible for funding New Gold's full 30% share of capital costs. The carried funding accrues interest at a fixed rate of 4.58%. New Gold will repay its share of capital plus accumulated interest out of 80% of its share of the project's cash flow with New Gold retaining 20% of its share of cash flow from the time production commences.

The El Morro and La Fortuna deposits currently represent the two principal zones of gold-copper mineralization. Future exploration efforts will also test the potential for bulk-mineable gold and copper production below the bottom of the La Fortuna open pit. El Morro comprises a large, 36 square kilometre land package with significant organic growth potential through additional exploration.

Activity at site has been limited recently due to the previously announced temporary suspension of the project's environmental permit. The Chilean Environmental Permitting Authority, the Servicio de Evaluación Ambiental, and the local communities are actively working through the consultation process. Project capital expenditures during the three months ended June 30, 2013 were $3 million (30% basis).

2013 Outlook

New Gold is pleased to reiterate its production guidance for 2013 and provide an update on the estimated impact the prevailing by-product commodity prices and foreign exchange rates are expected to have on the company’s costs.

Production

New Gold is proud to reaffirm its consolidated gold production guidance for the year of 440,000 to 480,000 ounces. Each of New Afton, Cerro San Pedro and Peak Mines is scheduled to exceed the mid-point of its previously forecasted gold production guidance range, while Mesquite’s production is expected to be moderately below its production guidance. At the same time, copper production is anticipated to reach the high end of the guidance range of 78 to 88 million pounds and silver production should exceed the guidance range of 1.4 to 1.6 million ounces.

Total Cash Costs(2) and All-in Sustaining Costs(1)

When the company set its cost guidance early in 2013, the range of $265 to $285 per ounce for total cash costs(2) included assumptions for gold, silver and copper prices of $1,600 per ounce, $30.00 per ounce and $3.50 per pound and Canadian dollar, Australian dollar and Mexican peso exchange rates of $1.00, $1.00 and $13.00 to the U.S. dollar. For the six months ended June 30, 2013, average realized commodity prices have been below the assumed prices and average foreign exchange rates have been relatively in line with these assumptions, combining to result in an overall increase in estimated total cash costs(2). Consistent with the company’s estimate as part of its 2013 first quarter reporting, should current commodity prices and foreign exchange rates be realized over the balance of the year, total cash costs(2) are estimated to be approximately $350 per ounce. The estimated increase in total cash costs(2) is attributable to an approximate $45 per ounce impact from the lower copper price and an approximate $25 per ounce impact from the lower silver price.

As part of its annual guidance, and prior to the World Gold Council standardizing the metric, New Gold’s guidance for 2013 all-in sustaining costs(1) was $875 per ounce. Upon refining its estimate to adhere to the World Gold Council definition, the company is pleased to report that it reiterates $875 per ounce as its target for the year, despite the decline in both by-product copper and silver prices. Prior to the World Gold Council standardizing the cost calculation, New Gold’s estimate for combined general and administrative, exploration and sustaining capital expenditures was $600 per ounce. After refining its estimate to more accurately reflect sustaining versus growth capital, and with the benefit of certain sustaining capital cost savings initiatives at the Peak Mines and Cerro San Pedro, New Gold’s combined estimate for these three cost categories is $525 per ounce. Combining this with New Gold’s estimate of total cash costs(2) for the year of $350 per ounce, results in the company maintaining its all-in sustaining costs(1) guidance of $875 per ounce for the year.

New Gold remains well positioned as one of the lowest cost producers in the industry whether measured on an all-in sustaining or total cash costs basis.

Balance Sheet

At June 30, 2013, the key components of New Gold’s consolidated statements of financial position included $563 million in cash and cash equivalents and $856 million in long-term debt. The components of the long-term debt are: $300 million of 7.00% face value senior unsecured notes due in April 2020, $500 million of 6.25% face value senior unsecured notes due in November 2022 and $72 in El Morro funding loans, repayable out of a portion of New Gold’s share of El Morro cash flow upon the start of production.

Results of Vote for Election of Board of Directors

In accordance with Toronto Stock Exchange requirements, the company is pleased to disclose the voting results from the election of its Board of Directors at the New Gold’s Annual Meeting of Shareholders held on May 1, 2013 in Toronto, Ontario. The director nominees, as listed in the Management Information Circular dated March 22, 2013, were elected as directors of the Company at the meeting.  Detailed results of the vote are set out below:

Director Nominee	Votes For	% Votes For	Withheld	% Withheld
David Emerson	249,128,062	78.03%	70,127,658	21.97%
James Estey	317,719,755	99.52%	1,535,966	0.48%
Robert Gallagher	311,842,484	97.68%	7,413,237	2.32%
Vahan Kololian	308,430,853	96.61%	10,824,867	3.39%
Martyn Konig	318,307,024	99.70%	948,697	0.30%
Pierre Lassonde	308,406,275	96.60%	10,849,446	3.40%
Randall Oliphant	298,014,742	93.35%	21,240,978	6.65%
Raymond Threlkeld	249,461,549	78.14%	69,794,171	21.86%
Note: Percentages are based on votes cast for or withheld from voting.

The results of the other matters considered at the meeting are reported in the Report on Voting Results which was filed on SEDAR on May 7, 2013.

Webcast and Conference Call

A conference call and webcast will be held on Wednesday, July 31, 2013 at 9:00 a.m. Eastern Time to discuss these results. Participants may listen to the webcast by registering here or from our website at www.newgold.com. You may also listen to the conference by calling toll-free 1-888-231-8191 or 1-647-427-7450 outside of Canada and the U.S. To listen to a recorded playback of the call after the event, please call toll-free 1-855-859-2056 or 1-416-849-0833 outside of Canada and the U.S. - Passcode 16531955. An archived webcast will also be available at www.newgold.com following the event.

About New Gold Inc.

New Gold is an intermediate gold mining company. The company has a portfolio of four producing assets and three significant development projects. The New Afton Mine in Canada, the Cerro San Pedro Mine in Mexico, the Mesquite Mine in the United States and the Peak Mines in Australia provide the company with its production base and solid foundation. In addition, New Gold owns 100% of the Blackwater project and 86% of the Rainy River project, both in Canada, as well as 30% of the El Morro project located in Chile. New Gold’s objective is to continue to establish itself as a leading intermediate producer, focused on the environment, sustainability and generating peer-leading shareholder returns. For further information on the company, please visit www.newgold.com.

Cautionary Note Regarding Forward-Looking Statements

Certain information contained in this news release, including any information relating to New Gold’s future financial or operating performance as well as information respecting Rainy River and its assets may be deemed “forward looking”. All statements in this news release, other than statements of historical fact that address events or developments that New Gold expects to occur are “forward-looking statements”. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the use of forward-looking terminology such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, “projects”, “potential”, “believes” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “should”, “might” or “will be taken”, “occur” or “be achieved” or the negative connotation.

All such forward-looking statements are based on the opinions and estimates of management as of the date such statements are made and are subject to important risk factors and uncertainties, many of which are beyond New Gold’s ability to control or predict. Forward-looking statements are necessarily based on estimates and assumptions that are inherently subject to known and unknown risks, uncertainties and other factors that may cause actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. Such factors include, without limitation: significant capital requirements; price volatility in the spot and forward markets for commodities; fluctuations in the international currency markets and in the rates of exchange of the currencies of Canada, the United States, Australia, Mexico and Chile; impact of any hedging activities, including margin limits and margin calls; discrepancies between actual and estimated production, between actual and estimated Reserves and Resources and between actual and estimated metallurgical recoveries; changes in national and local government legislation in Canada, the United States, Australia, Mexico and Chile or any other country in which New Gold currently or may in the future carry on business; taxation; controls, regulations and political or economic developments in the countries in which New Gold does or may carry on business; the speculative nature of mineral exploration and development, including the risks of obtaining and maintaining the validity and enforceability of the necessary licenses and permits and complying with the permitting requirements of each jurisdiction in which New Gold operates, including, but not limited to: in Canada, obtaining the necessary permits for Blackwater and the Rainy River Gold Project; in Mexico, where Cerro San Pedro has a history of ongoing legal challenges related to our environmental authorization (EIS); and in Chile, where the courts have temporarily suspended the approval of the environmental permit for El Morro; the lack of certainty with respect to foreign legal systems, which may not be immune from the influence of political pressure, corruption or other factors that are inconsistent with the rule of law; the uncertainties inherent to current and future legal challenges New Gold is or may become a party to; diminishing quantities or grades of Reserves; competition; loss of key employees; additional funding requirements; rising costs of labour, supplies, fuel and equipment; actual results of current exploration or reclamation activities; uncertainties inherent to mining economic studies including the PEA for Blackwater and the Rainy River Feasibility Study for the Rainy River Gold Project; changes in project parameters as plans continue to be refined; accidents; labour disputes; defective title to mineral claims or property or contests over claims to mineral properties; New Gold may be unable to successfully complete the acquisition of all of the securities of Rainy River or the completion of such acquisition may be delayed or more costly than anticipated; uncertainties with respect to the successful integration of the business of Rainy River within the business of New Gold; unexpected delays and costs inherent to consulting and accommodating rights of First Nations; and uncertainties with respect to obtaining all necessary surface rights for the Rainy River Project. In addition, there are risks and hazards associated with the business of mineral exploration, development and mining, including environmental events and hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance or inability to obtain insurance to cover these risks) as well as “Risk Factors” included in New Gold’s (and, in respect to information related to the acquisition of Rainy River, Rainy River and/or the Rainy River Gold Project, in Rainy River’s) disclosure documents filed on and available at www.sedar.com. Forward-looking statements are not guarantees of future performance, and actual results and future events could materially differ from those anticipated in such statements. All of the forward-looking statements contained in this news release are qualified by these cautionary statements. New Gold expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, events or otherwise, except in accordance with applicable securities laws.

Cautionary Note to U.S. Readers Concerning Estimates of Measured, Indicated and Inferred Mineral Resources

Information concerning the properties and operations of New Gold and Rainy River has been prepared in accordance with Canadian standards under applicable Canadian securities laws, and may not be comparable to similar information for United States companies. The terms “Mineral Resource”, “Measured Mineral Resource”, “Indicated Mineral Resource” and “Inferred Mineral Resource” used in this news release are Canadian mining terms as defined in accordance with National Instrument 43-101 (“NI 43-101”) under guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) Standards on Mineral Resources and Mineral Reserves adopted by the CIM Council on November 27, 2010. While the terms “Mineral Resource”, “Measured Mineral Resource”, “Indicated Mineral Resource” and “Inferred Mineral Resource” are recognized and required by Canadian securities regulations, they are not defined terms under standards of the United States Securities and Exchange Commission. Under United States standards, mineralization may not be classified as a “Reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the Reserve calculation is made. As such, certain information contained in this news release concerning descriptions of mineralization and resources under Canadian standards is not comparable to similar information made public by United States companies subject to the reporting and disclosure requirements of the United States Securities and Exchange Commission. An “Inferred Mineral Resource” has a great amount of uncertainty as to its existence and as to its economic and legal feasibility. It cannot be assumed that all or any part of an “Inferred Mineral Resource” will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies. Readers are cautioned not to assume that all or any part of Measured or Indicated Resources will ever be converted into Mineral Reserves. Readers are also cautioned not to assume that all or any part of an “Inferred Mineral Resource” exists, or is economically or legally mineable. In addition, the definitions of “Proven Mineral Reserves” and “Probable Mineral Reserves” under CIM standards differ in certain respects from the standards of the United States Securities and Exchange Commission.

Technical Information

The scientific and technical information contained in this news release relating to the Rainy River Gold Project has been reviewed and approved by Garett Macdonald and Kerry Sparkes, both Qualified Persons under NI 43-101 and officers of Rainy River. The other scientific and technical information contained in this news release has been reviewed and approved by Mark Petersen, a Qualified Person under NI 43-101 and an officer of New Gold.

Rainy River Mineral Reserves and Mineral Resources

A)
The Mineral Reserves are effective as of April 10, 2013 and are derived from Mineral Resources estimates which are effective as of October 10, 2012.  The Mineral Reserves are reported on a combined basis based on Open Pit Reserves and Underground Reserves reported by Rainy River as outlined in the technical report in respect of the Rainy River Gold Project, readdressed to New Gold, July 31, 2013 (the “Rainy River Technical Report”), which will be filed by New Gold on SEDAR.

B)
Open pit mineral reserves have been estimated using a cut-off grade of 0.30 g/t gold-equivalent, and underground reserves have been estimated using a cut-off grade of 3.5 g/t gold-equivalent. Open pit reserves have been estimated using a dilution of 9.7% at 0.22 g/t Au and 1.31 g/t Ag, and underground reserves have been estimated using a CAF dilution of 9% at 0.61 g/t Au and 4.16 g/t Ag and LH dilution of 10% at 1.56 g/t Au and 1.28 g/t Ag. Open Pit Reserves have been estimated using a mine recovery of 95%, and Underground reserves have been estimated using a mine recovery of 95%.

C)
Mineral resources are not mineral reserves and do not have demonstrated economic viability. Mineral resources are reported relative to conceptual open pit shells. On average, the conceptual open pit extends to an elevation of 500 metres below surface. Material above this elevation offers reasonable prospects for economic extraction from an open pit because drilling results suggest that the zone of gold mineralization is broader than currently modeled and that new drilling information should positively impact future mineral resources. Material below this elevation is potentially mineable by underground mining methods. Mineral resources that are potentially mineable by open pit methods are reported at a cut-off grade of 0.35 g/t gold; underground mineral resources are reported at a cut-off grade of 2.5 g/t gold. All mineral resources are based on a gold price of US$1,100 per ounce, a silver price of US$22.50 per ounce, a foreign exchange rate of 1.10 Canadian dollars to 1.0 US dollar. Metallurgical recoveries include 88% for gold in open pit resources and 90% for gold in underground resources, with a silver recovery of 75% in both cases.

D)
The Rainy River Mineral Reserves and Mineral Resources estimates may be materially affected by environmental, permitting, legal, title, taxation, sociopolitical, marketing, and other relevant issues. For additional information with respect to the key assumptions, parameters and risk factors relating to the estimates, please refer to the Rainy River Technical Report.

(1) ALL-IN SUSTAINING COSTS

Consistent with the recently announced guidance from the World Gold Council, an association of various gold mining companies from around the world of which New Gold is a member, New Gold defines “all-in sustaining costs” as the sum of total cash costs, sustaining capital expenditures, corporate general & administrative costs, capitalized and expensed exploration that is sustaining in nature and environmental reclamation costs. New Gold believes this non-GAAP measure will provide further transparency into costs associated with producing gold. All-in sustaining costs constitute a non-GAAP measure and are intended to provide additional information only and do not have any standardized meaning under IFRS. They should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate these measures differently. A reconciliation to the nearest IFRS measure will be provided in the MD&A accompanying the quarterly financial statements.

(2) TOTAL CASH COSTS

“Total cash costs” per ounce figures are non-GAAP measures which are calculated in accordance with a standard developed by The Gold Institute, which was a worldwide association of suppliers of gold and gold products and included leading North American gold producers. The Gold Institute ceased operations in 2002, but the standard is widely accepted as the standard of reporting cash costs of production in North America. Adoption of the standard is voluntary and the cost measures presented may not be comparable to other similarly titled measures of other companies. New Gold reports total cash costs on a sales basis. Total cash costs include mine site operating costs such as mining, processing, administration, royalties and production taxes, but are exclusive of amortization, reclamation, capital and exploration costs. Total cash costs are reduced by any by-product revenue and is then divided by ounces sold to arrive at the total by-product cash cost of sales. The measure, along with sales, is considered to be a key indicator of a company’s ability to generate operating earnings and cash flow from its mining operations. This data is furnished to provide additional information and is a non-IFRS measure. Total cash costs presented do not have a standardized meaning under IFRS and may not be comparable to similar measures presented by other mining companies. It should not be considered in isolation as a substitute for measures of performance prepared in accordance with IFRS and is not necessarily indicative of operating costs presented under IFRS. A reconciliation to the nearest IFRS measure will be provided in the MD&A accompanying the quarterly financial statements.

(3) ADJUSTED NET CASH GENERATED FROM OPERATIONS

“Adjusted net cash generated from operations” is a non-GAAP financial measure. Net cash generated from operations has been adjusted for a one-time charge incurred in the second quarter related to the settlement of the company’s legacy gold hedge position. The company believes the presentation of adjusted net cash generated from operations enables investors and analysts to better understand the underlying operating performance of our core mining business. Adjusted net cash generated from operations is intended to provide additional information only and does not have any standardized meaning under IFRS. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

(4) RECONCILIATION OF ADJUSTED NET EARNINGS

“Adjusted net earnings” and “adjusted net earnings per share” are non-GAAP financial measures. Net earnings have been adjusted and tax affected for the group of costs in “Other gains and losses” on the condensed consolidated income statement. The adjusted entries are also impacted for tax to the extent that the underlying entries are impacted for tax in the unadjusted net earnings from continuing operations. The company uses this measure for its own internal purposes and believes the presentation of adjusted net earnings enables investors and analysts to better understand the underlying operating performance of our core mining business through the eyes of management. Management periodically evaluates the components of adjusted net earnings based on an internal assessment of performance measures that are useful for evaluating the operating performance of our business and a review of the non-GAAP measures used by mining industry analysts and other mining companies. Adjusted net earnings and adjusted net earnings per share are intended to provide additional information only and do not have any standardized meaning under IFRS. They should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measures are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate these measures differently.

For further information please contact:

Hannes Portmann
Vice President, Corporate Development
Direct: +1 (416) 324-6014
Email: info@newgold.com

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
THREE AND SIX MONTHS ENDED JUNE 30, 2013
(unaudited)

	Three months ended		Six months ended	
			$	$
(In millions of U.S. dollars)	2013	2012	2013	2012
Operating activities				
Net earnings	15.0	23.7	51.3	57.3
Adjustments for:				
Realized gains (losses) on gold contracts	3.9	(2.4)	1.2	(4.8)
Realized and unrealized foreign exchange losses (gains)	12.9	(0.5)	18.5	1.0
Realized and unrealized (gains) losses on non-hedged derivatives	(20.6)	(11.1)	(43.2)	(2.5)
Realized and unrealized losses on concentrate contracts	0.5	-	1.0	-
Settlement payment of gold hedge contracts	(65.7)	-	(65.7)	-
Loss on redemption of senior secured notes	-	31.8	-	31.8
Reclamation and closure costs paid	(0.6)	(4.5)	(1.0)	(4.5)
Loss on disposal of assets	0.7	0.3	1.2	0.6
Depreciation and depletion	44.5	21.7	82.3	40.1
Equity-settled share-based payment expense	2.1	2.3	4.2	4.3
Realized and unrealized (gains) losses on cash flow hedging items	(10.0)	2.0	(9.5)	2.2
Income tax expense	4.0	17.0	16.4	35.3
Finance income	(0.2)	(0.6)	(0.6)	(0.8)
Finance costs	11.4	0.5	22.9	2.6
	(2.1)	80.2	79.0	162.6
Change in non-cash operating working capital	(4.2)	(8.1)	(17.1)	(24.4)
Cash (used) generated from operations	(6.3)	72.1	61.9	138.2
Income taxes paid	(16.2)	(25.9)	(25.9)	(55.3)
Net cash (used) generated from operations	(22.5)	46.2	36.0	82.9
Investing activities				
Mining interests	(61.0)	(145.3)	(137.4)	(255.4)
Purchase of additional Blackwater mining claims	-	-	-	(6.0)
Recovery of reclamation deposits	-	8.9	-	8.9
Interest received	0.2	0.4	0.4	0.6
Cash used in investing activities	(60.8)	(136.0)	(137.0)	(251.9)
Financing activities				
Issuance of common shares on exercise of options and warrants	0.7	1.5	4.4	4.8
Redemption of senior secured notes	-	(197.6)	-	(197.6)
Proceeds from issuance of senior notes	-	300.0	-	300.0
Financing initiation costs	-	(6.4)	(0.3)	(8.0)
Interest paid	(26.3)	(7.6)	(26.3)	(7.6)
Cash (used) generated by financing activities	(25.6)	89.9	(22.2)	91.6
Effect of exchange rate changes on cash and cash equivalents	(1.0)	(5.4)	(2.1)	(1.6)
Decrease in cash and cash equivalents	(109.9)	(5.3)	(125.3)	(79.0)
Cash and cash equivalents, beginning of the period	672.4	235.7	687.8	309.4
Cash and cash equivalents, end of the period	562.5	230.4	562.5	230.4
Cash and cash equivalents are comprised of:				
Cash	267.5	152.6	267.5	152.6
Short-term money market instruments	295.0	77.8	295.0	77.8
	562.5	230.4	562.5	230.4